U-BX Technology Ltd.

Zhongguan Science and Technology Park

No.1 Linkong Er Road, Shunyi District, Beijing

People’s Republic of China

September 22, 2023

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities Exchange Commission

Attn:	Morgan Youngwood

Stephen Krikorian

Matthew Crispino

Matthew Derby

Re:	U-BX Technology Ltd. Amendment No. 13 to Registration Statement on Form F-1 Filed June 27, 2023 File No. 333-262412

Mr. Youngwood, Mr. Krikorian, Mr. Crispino and Mr. Derby,

This letter is in response to the letter dated July 11, 2023 from the staff (the “Staff”) of the U.S. Securities Exchange Commission (“SEC”) addressed to U-BX Technology Ltd. (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Amendment”) is being submitted to accompany this letter.

Amendment No. 13 to Registration Statement on Form F-1

General

1)	It appears that the last year of audited financial statements will be older than 12 months at the time of the offering. Accordingly, please update the last year of audited financial statements. Refer to Item 8.A.4 of Form 20-F and the corresponding instructions, which indicate that audited financial statements should generally not be older than 12 months at the time of filing, but also indicate audited financial statements not older than 15 months may be permitted if a company is able to represent the following:

	●	The company is not required to comply with the 12 month requirement for the age of financial statements in any other jurisdiction outside the United States; and
	●	Complying with the 12 month requirement is impracticable or involves undue hardship.

If you meet the above criteria, please provide a representation from management that says you meet the criteria and file that representation as an exhibit to your registration statement. If you do not meet the criteria, please provide updated audited financial statements and related disclosures.

RESPONSE: We note the Staff’s comment and respectfully advise that we have filed a request for waiver and representation under Item 8.A.4 of Form 20-F as exhibit 99.5.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or yly@orllp.legal.

U-BX Technology Ltd.

/s/ Mingfei Liu
Name:	Mingfei Liu
Title:	Chief Operating Officer